WHEATON RIVER MINERALS LTD Third Quarter Report September 30, 2004

Management’s Discussion and Analysis of Results of
Operations and Financial Condition Nine Months
Ended September 30, 2004

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2003 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 9, 2004.

THIRD QUARTER HIGHLIGHTS

•	Net earnings of $31.4 million ($0.06 per share), compared with $14.7 million ($0.03 per share) in 2003.

•	Operating cash flows of $46.2 million (2003 - $31.5 million).

•	Sales of 149,700 gold equivalent ounces and 36.4 million pounds of copper (2003 – 126,100 gold equivalent ounces and 28.3 million pounds of copper).

•	Total cash costs of minus $37 per gold equivalent ounce (2003; $98).

•	Debt-free, following repayment of $65.5 million of debt during the quarter.

•	$86.3 million cash distribution received from Alumbrera.

•	Entered into a $300 million acquisition facility, increasing cash resources available for acquisitions to $500 million.

•	Silver Wheaton transaction completed on October 15, 2004, resulting in Wheaton holding 75% of a pure silver company having a market capitalization of approximately $500 million (Wheaton’s share - $375 million).

•	Unsolicited takeover bid from Coeur d’Alene Mines successfully rejected.

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

During 2002 Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia. The Company also acquired the Los Filos gold project in Mexico in 2003 and in January, 2004, acquired the Amapari gold project in northern Brazil.

In continuation of this growth strategy, during March 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had agreed to combine the two companies, subject to shareholder approvals and certain other conditions. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals and Wheaton terminated the agreement to combine with IAMGold.

In May 2004, Coeur d’Alene Mines Corporation (“Coeur”) launched an unsolicited takeover bid for Wheaton. In early September 2004, Wheaton’s Board of Directors recommended that Wheaton shareholders reject the Coeur offer as being financially inadequate and highly dilutive. On September 28, 2004 Coeur announced that their bid had failed.

Wheaton is now unhedged, debt-free and has available cash resources of $500 million to pursue further growth opportunities.

WHEATON RIVER MINERALS LTD     1

Summarized Financial Results

	September 30		June 30		March 31		December 31
	2004	2003	2004	2003	2004	2003	2003	2002
(Notes 2 and 3)
Sales ($000’s)	$103,251	$63,142	$89,268	$28,814	$113,204	$17,257	$103,420	$17,938
• Gold (ounces)	120,700	105,400	123,000	92,600	129,700	35,100	136,200	32,300
• Silver (ounces)	1,792,000	1,515,900	1,654,500	1,500,500	1,612,900	1,561,900	1,475,900	1,672,200
• Gold equivalent (ounces) (Note 1)	149,700	126,100	148,700	112,400	156,500	55,600	156,000	55,600
• Copper (lbs)	36,405,200	28,296,800	32,499,000	28,139,400	42,879,500	3,551,000	53,731,500	—
Net earnings ($000’s)	$31,377	$14,689	$21,120	$11,088	$33,671	$4,064	$27,818	$2,577
Earnings per share
• Basic	$0.06	$0.03	$0.04	$0.03	$0.06	$0.02	$0.06	$0.01
• Diluted	$0.05	$0.03	$0.03	$0.03	$0.05	$0.02	$0.05	$0.01
Cash flow from operations ($000’s)	$46,242	$31,453	$38,941	$20,990	$61,848	$9,752	$64,483	$5,631
Average realized gold price ($’s per ounce)	$402	$366	$388	$353	$412	$347	$385	$323
Average realized silver price ($’s per ounce)	$6.47	$5.00	$6.09	$4.61	$6.78	$4.64	$5.29	$4.51
Average realized copper price ($’s per lb)	$1.38	$0.81	$1.22	$0.74	$1.33	$0.68	$0.96	$—
Total cash costs (per gold equivalent ounce) (Note 4)	$(37)	$98	$19	$90	$(67)	$175	$(39)	$186
Cash and cash equivalents ($000’s)	$90,004	$128,037	$103,482	$55,140	$173,814	$20,540	$151,878	$22,936
Total assets ($000’s)	$984,128	$711,648	$1,001,161	$618,419	$1,039,387	$377,267	$891,005	$152,098
Long-term debt ($000’s)	$—	$152,342	$65,463	$177,342	$132,783	$—	$122,423	$—
Shareholders’ equity ($000’s)	$735,516	$436,773	$701,821	$331,038	$679,901	$314,900	$556,118	$108,054

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended September 30, 2004, the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 – 73).

(2)	Includes Peak’s results from March 18, 2003 onwards.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

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RESULTS OF OPERATIONS

	Three Months Ended September 30, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 3)
Sales ($000’s)	$24,406	$14,610	$65,049	$—	$(814)	$103,251
• Gold (ounces)	33,400	33,100	54,200	—	—	120,700
• Silver (ounces)	1,792,000	—	—	—	—	1,792,000
• Gold equivalent (ounces) (Note 1)	62,400	33,100	54,200	—	—	149,700
• Copper (lbs)	—	1,491,500	34,913,700	—	—	36,405,200
Net earnings (loss) ($000’s)	$8,611	$4,563	$23,996	$181	$(5,974)	$31,377
Average realized gold price ($’s per ounce)	$402	$400	$405	$—	$—	$402
Average realized silver price ($’s per ounce)	$6.47	$—	$—	$—	$—	$6.47
Average realized copper price ($’s per lb)	$—	$1.29	$1.38	$—	$—	$1.38
Total cash costs (per gold equivalent ounce)	$150	$161	$(374)	$—	$—	$(37)

	Three Months Ended September 30, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 3)
Sales ($000’s)	$17,152	$14,639	$31,351	$—	$—	$63,142
• Gold (ounces)	27,600	39,200	38,600	—	—	105,400
• Silver (ounces)	1,515,900	—	—	—	—	1,515,900
• Gold equivalent (ounces) (Note 1)	48,300	39,200	38,600	—	—	126,100
• Copper (lbs)	—	1,843,000	26,453,800	—	—	28,296,800
Net earnings (loss) ($000’s)	$4,145	$1,721	$8,919	$—	$(96)	$14,689
Average realized gold price ($’s per ounce)	$366	$365	$366	$—	$—	$366
Average realized silver price ($’s per ounce)	$5.00	$—	$—	$—	$—	$5.00
Average realized copper price ($’s per lb)	$—	$0.80	$0.81	$—	$—	$0.81
Total cash costs (per gold equivalent ounce)	$180	$223	$(132)	$—	$—	$98

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended September 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 - 73).

(2)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(3)	Includes Wheaton’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months ended September 30, 2004 would be $185 per ounce of gold and $0.53 per pound of copper (September 30, 2003 - $151 per ounce of gold and $0.41 per pound of copper).

WHEATON RIVER MINERALS LTD     3

	Nine Months Ended September 30, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$70,830	$44,054	$193,514	$—	$(2,675)	$305,723
• Gold (ounces)	99,300	99,500	174,600	—	—	373,400
• Silver (ounces)	5,059,400	—	—	—	—	5,059,400
• Gold equivalent (ounces) (Note 1)	180,800	99,500	174,600	—	—	454,900
• Copper (lbs)	—	5,468,600	106,315,100	—	—	111,783,700
Net earnings (loss) ($000’s)	$18,888	$10,933	$71,768	$396	$(15,817)	$86,168
Average realized gold price ($’s per ounce)	$401	$395	$404	$—	$—	$401
Average realized silver price ($’s per ounce)	$6.44	$—	$—	$—	$—	$6.44
Average realized copper price ($’s per lb)	$—	$1.30	$1.31	$—	$—	$1.31
Total cash costs (per gold equivalent ounce)	$159	$184	$(346)	$—	$—	$(29)

	Nine Months Ended September 30, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
			(Notes
	(Note 1)	(Note 2)	3 and 4)
Sales ($000’s)	$47,908	$25,719	$35,586	$—	$—	$109,213
• Gold (ounces)	78,200	70,800	84,100	—	—	233,100
• Silver (ounces)	4,578,300	—	—	—	—	4,578,300
• Gold equivalent (ounces) (Note 1)	139,200	70,800	84,100	—	—	294,100
• Copper (lbs)	—	1,843,000	58,144,200	—	—	59,987,200
Net earnings (loss) ($000’s)	$10,225	$2,898	$17,142	$—	$(424)	$29,841
Average realized gold price ($’s per ounce)	$356	$355	$358	$—	$—	$356
Average realized silver price ($’s per ounce)	$4.75	$—	$—	$—	$—	$4.75
Average realized copper price ($’s per lb)	$—	$0.82	$0.77	$—	$—	$0.77
Total cash costs (per gold equivalent ounce)	$188	$230	$(108)	$—	$—	$114

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the nine months ended September 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 - 75).

(2)	Peak results include the Company’s 100% interest from March 18, 2003 onwards. The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the nine months ended September 30, 2004 would be $163 per ounce of gold and $0.50 per pound of copper (September 30, 2003 - $145 per ounce of gold and $0.39 per pound of copper).

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OPERATIONAL REVIEW

Luismin Mines

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
		2004	2004	2004	2003	2003
• Ore mined (tonnes)		191,800	198,200	214,000	181,800	186,300
• Ore milled (tonnes)		187,800	192,600	209,800	176,000	182,800
• Grade	- Gold (grams/tonne)	5.95	5.61	5.19	5.21	5.01
	- Silver (grams/tonne)	326.23	302.17	266.00	291.15	285.88
• Recovery	- Gold (%)	95	95	94	97	97
	- Silver (%)	91	89	90	90	91
• Production	- Gold (ounces)	34,200	33,300	32,700	28,100	28,300
	- Silver (ounces)	1,798,700	1,664,400	1,615,500	1,483,300	1,520,700
	- Gold equivalent (ounces) (Note 1)	63,100	59,600	59,100	48,000	49,200
• Sales	- ($’000’s)	$24,406	$22,709	$23,715	$18,343	$17,152
	- Gold (ounces)	33,400	33,500	32,400	28,100	27,600
	- Silver (ounces)	1,792,000	1,654,500	1,612,900	1,475,900	1,515,900
	- Gold equivalent (ounces) (Note 1)	62,400	59,200	59,200	47,900	48,300
• Net earnings ($’000’s)		$8,611	$4,636	$5,641	$577	$4,145
• Average realized gold price ($’s per ounce)		$402	$392	$410	$393	$366
• Average realized silver price ($’s per ounce)		$6.47	$6.09	$6.78	$5.29	$5.00
• Total cash costs (per gold equivalent ounce)		$150	$159	$170	$179	$180

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended September 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (September 30, 2003 – 73).

During the third quarter of 2004, the Luismin gold/silver operations in Mexico sold 62,400 gold equivalent ounces, compared with sales of 48,300 gold equivalent ounces in the same period of 2003. This 29% increase was primarily due to increased gold and silver grades processed. Sales revenue increased 42% from the same period in 2003, due to the increased volumes sold and increases in the price of gold (+10%) and silver (+29%).

Total cash costs were $150 per gold equivalent ounce in the third quarter of 2004, compared with $180 during the third quarter of 2003 and $159 in the second quarter of 2004, mainly due to the increased gold and silver grades processed.

General and administrative expenses for the third quarter of 2004 were $932,000, compared with $937,000 in the same period of 2003 and $1,253,000 in the second quarter of 2004. Income tax expense, which typically approximates 33%, was 23%, contributing approximately $1.0 million of net earnings for the quarter. The reduced tax rate for the quarter arose primarily as a result of higher tax deductions on inter-company financing from Wheaton.

As a result, Luismin generated net earnings of $8,611,000 for the quarter, more than double the 2003 third quarter earnings.

Throughout 2004 significant exploration results have been achieved at the Luismin mines; including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins. During the third quarter the development of these veins have continued with very good results. At San Martin, Cuerpo 30 has also proved to be more significant in size than expected, and development has reached Cuerpo 31, where drill results indicate better than expected grades. The exploration results have been achieved through a combination of geophysical surveys, deep diamond drilling and underground development, and are currently in the process of being fully quantified.

WHEATON RIVER MINERALS LTD          5

Peak Mine

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
		2004	2004	2004	2003	2003
• Ore mined (tonnes)		144,400	114,000	178,300	219,200	352,700
• Ore milled (tonnes)		162,200	164,600	170,800	153,100	157,500
• Grade	- Gold (grams/tonne)	7.94	7.04	6.44	5.93	7.81
	- Copper (%)	0.55	0.55	0.83	0.54	0.53
• Recovery	- Gold (%)	89	89	91	88	85
	- Copper (%)	81	68	82	77	84
• Production	- Gold (ounces)	37,100	32,900	32,100	25,700	33,600
	- Copper (lbs)	1,590,200	1,331,300	2,578,900	1,396,800	1,438,100
• Sales	- ($’000’s)	$14,610	$14,137	$15,307	$10,756	$14,639
	- Gold (ounces)	33,100	33,000	33,400	26,500	39,200
	- Copper (lbs)	1,491,500	1,384,900	2,592,200	1,121,100	1,843,000
• Net earnings ($’000’s)		$4,563	$3,132	$3,238	$2,379	$1,721
• Average realized gold price ($’s per ounce)		$400	$379	$405	$391	$365
• Average realized copper price ($’s per lb)		$1.29	$1.28	$1.29	$0.90	$0.80
• Total cash costs (per ounce) (Note 1)		$161	$172	$217	$302	$223

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 33,100 ounces of gold and 1.5 million pounds of copper during the three months ended September 30, 2004, compared with 39,200 ounces of gold and 1.8 million pounds of copper during the same period of 2003. Despite this decrease in sales volumes, sales revenue was almost unchanged from 2003, as a result of higher gold (+10%) and copper (+61%) prices.

Ore mined for the third quarter was 144,400 tonnes, down significantly from the same period last year, due primarily to ceasing production from the New Cobar open pit in the first quarter of 2004. Since that date, all ore mined has been from underground operations.

Gold production for the third quarter increased 13% as compared with the second quarter, as a result of increased grades processed. Copper production increased 19%, as compared with the second quarter, as a result of increased recoveries (81% versus 68%). Second quarter recoveries were unusually low as a result of processing 50,000 tonnes of stockpiled open pit ore during the quarter.

Total cash costs averaged $161 per ounce (net of by-product copper sales revenue) during the quarter, compared with $223 per ounce during the comparative quarter in 2003. Approximately $35 per ounce of this improvement is attributable to cost improvements implemented since June 2003, which were achieved despite a 7% strengthening in the average Australian/US dollar exchange rate. Total cash costs were further reduced by approximately $25 per ounce due to higher by-product copper credits resulting from the 61% increase in copper prices.

Negotiations were completed on a new power supply contract during the quarter. This process resulted in a four year contract being finalized at prices substantially lower than those in place prior to Wheaton’s purchase of Peak. The ongoing commercial review of the mine operations has consistently resulted in the reduction of unit prices of supplies and contracts. An agreement for the ongoing sale of copper/gold concentrate until the end of 2005 was also completed during the quarter.

As a result, Peak generated net earnings of $4,563,000 for the quarter, its most profitable result in more than two years.

Development of the New Cobar decline was commenced during the quarter, from a portal in the recently completed New Cobar open pit. As at September 30, 2004, the decline had been advanced 275 meters and is destined to allow development of ore below the old open pit. Production from this ore body is expected to commence in late 2005.

6          WHEATON RIVER MINERALS LTD

Exploration activity continued in the quarter with drilling at Chesney, Gladstone, Great Cobar and Illewong. Positive results included getting a clear indication of significant mineralization within Chesney in areas previously considered to be barren. The drilling at Illewong, a grass roots area, showed indications of gold mineralization.

Alumbrera Mine (Wheaton interest – 37.5%)

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
(Wheaton’s share only)		2004	2004	2004	2003	2003
• Ore mined (tonnes)		2,935,000	3,113,700	2,836,900	2,409,000	2,219,300
• Ore milled (tonnes)		3,400,600	3,222,200	3,171,400	3,415,000	3,043,100
• Grade	- Gold (grams/tonne)	0.65	0.64	0.80	0.94	0.83
	- Copper (%)	0.54	0.49	0.58	0.69	0.67
• Recovery	- Gold (%)	77	74	77	74	73
	- Copper (%)	89	88	91	89	89
• Production	- Gold (ounces)	55,200	49,200	62,800	75,900	59,000
	- Copper (lbs)	36,151,200	30,193,700	36,512,700	47,098,200	39,895,700
• Sales	- ($’000’s)	$65,049	$53,353	$75,112	$74,320	$31,351
	- Gold (ounces)	54,200	56,500	63,900	81,600	38,600
	- Copper (lbs)	34,913,700	31,114,100	40,287,300	52,610,400	26,453,800
• Net earnings ($’000’s)		$23,996	$16,923	$30,849	$26,015	$8,919
• Average realized gold price ($’s per ounce)		$405	$388	$417	$379	$366
• Average realized copper price ($’s per lb)		$1.38	$1.21	$1.33	$0.96	$0.81
• Total cash costs (per ounce) (Note 1)		$(374)	$(218)	$(435)	$(277)	$(132)

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, third quarter 2004 average total cash costs at Alumbrera for the three months ended September 30, 2004 would be $185 per ounce of gold and $0.53 per pound of copper (September 30, 2003 - $151 per ounce of gold and $0.41 per pound of copper). This year-on-year increase in total cash costs primarily arises as a result of a 22% decrease in gold grades milled and a 19% decrease in copper grades milled, as compared with the third quarter of 2003.

Wheaton’s share of Alumbrera’s third quarter 2004 sales amounted to 54,200 ounces of gold and 34.9 million pounds of copper, compared with 38,600 ounces of gold and 26.5 million pounds of copper during the third quarter of 2003. The 2003 sales were unusually low, as a result of product shipments late in the quarter (Wheaton’s share – 20,400 ounces of gold and 13.4 million pounds of copper) not being recognized in sales until the fourth quarter. Gold and copper production was higher than in the second quarter in accordance with the mine plan, and fourth quarter production is anticipated to increase further.

The third quarter average realized copper price of $1.38 per pound was significantly higher than the 2003 price of $0.81 per pound and was the primary reason for the lower total cash costs in 2004 versus 2003, which are presented net of by-product copper sales revenue.

Mill production during the quarter achieved two consecutive months of over 3 million tonnes throughput (100% basis) as the newly commissioned flotation plant is optimized. This increased throughput is expected to continue.

During the quarter, Alumbrera commenced accruing cash taxes payable, which will be due in May, 2005. Wheaton’s share at September 30, 2004 amounted to $22.7 million.

Wheaton’s share of Alumbrera’s net earnings for the quarter amounted to $24.0 million, a significant increase as compared with the 2003 earnings of $8.9 million.

During the third quarter, Wheaton received a cash distribution from Alumbrera of $86.3 million (2003 – $22.5 million). This followed the early repayment of the Alumbrera bank debt during the second quarter of 2004, allowing all future cash generated by the mine operations to be distributable to the owners.

WHEATON RIVER MINERALS LTD          7

PROJECT DEVELOPMENT REVIEW

Amapari Project

Construction and development activity at the Amapari open pit heap leach project in northern Brazil accelerated during the period, with design work on the project over 90% complete at quarter end. Project construction manning numbers have reached over 890 and will rise to a peak of about 1,200 before reducing considerably for commissioning and operations in the fourth quarter of 2005.

The site civil works program has been running at over 50,000 tonnes per day of cut and fill earth movement. The permanent access road was opened with completion expected in November, thus eliminating the use of the longer, less efficient, exploration access road.

Equipment and contract commitments now include the plant tankage and heap leach and pond liners. All mining equipment has now been ordered with some trucks already working on the site. Pit pre-stripping will commence in earnest in the fourth quarter of 2004. Equipment delivery of crushers, and heap leach stackers and reclaimers, will occur in the fourth quarter with erection to immediately follow.

Infill drilling of the ore bodies continued with over 8,000 meters of drilling completed year to date. This drilling is designed to more finely define the ore bodies for detailed operational mine planning. Results so far clearly confirm the known ore boundaries and may increase the reserve. A revised ore reserve estimate as at December 31, 2004 will be completed early in 2005.

House refurbishment activity continued in the existing nearby town of Serra de Navio where senior operations staff will be accommodated. The permanent senior operations management team is largely in place with detailed planning for mine commissioning well underway.

The operations team has embarked on a number of sustainable development initiatives in the community including local business development, health and education support, and training in agricultural methods. This commitment to sustainable development will continue for the life of the project as it does at all Wheaton operations in accordance with corporate philosophies.

Capital expenditures of $8,651,000 during the quarter were in line with the budget.

Los Filos Project

The Los Filos project in Mexico continues to advance well. Since Los Filos was acquired in November 2003, over 20,000 meters of core drilling has been completed, primarily to provide metallurgical samples, improve geotechnical information, increase resource confidence and for condemnation in areas where mineralization was not closed off by previous drilling. Step out drilling has been successful to the east, with the best result from drill hole LF18-04, reporting 3.77 g/t of gold over 48 meters of core length. Drilling continues in this zone. Wheaton has recently received an updated resource model for Los Filos from Snowden Mineral Industry Consultants of Vancouver, Canada, which demonstrates an increase in the global resource at Los Filos of over 15% since acquisition, as a result of exploration success.

8          WHEATON RIVER MINERALS LTD

An optimization pit using a gold price of $375 per ounce reports the following in-pit resources:

		Gold	Contained
Resource Class	Ore	Grade	Gold
	Tonnes (000’s)	(grams/tonne)	Ounces (000’s)
Measured Mineral Resource:
Crush-Leach (+0.5 g/t gold)	12,453	1.05	421
ROM Leach (0.22-0.5 g/t gold)	5,130	0.37	61

Total Measured Resource	17,583	0.85	482

Indicated Mineral Resource:
Crush-Leach (+0.5 g/t gold)	28,000	1.43	1,286
ROM Leach (0.22-0.5 g/t gold)	16,364	0.34	178

Total Indicated Resource	44,364	1.03	1,465

Measured and Indicated Resource:
Crush-Leach (+0.5 g/t gold)	40,453	1.31	1,707
ROM Leach (0.22-0.5 g/t gold)	21,494	0.35	240

Total Measured and Indicated Resource	61,947	0.98	1,947

Inferred Mineral Resource:
Crush-Leach (+0.5 g/t gold)	2,621	0.97	81
ROM Leach (0.22-0.5 g/t gold)	3,105	0.34	34

Total Inferred Resource	5,726	0.63	116

•	This resource estimate is calculated as of September 30, 2004 in accordance with the standards of Canadian Institute of Mining, Metallurgy, and Petroleum National Instrument 43-101 (“NI 43-101”).

•	Resource estimate by Andrew P. Ross, P.Geo. of Snowden Mining Industry Consultants, Vancouver. Optimization Pit Shell reported by Mike Hester, P.Eng., of Independent Mining Consultants, Tucson, Arizona. Both are Qualified Persons as per NI 43-101.

•	Drilling, sampling, and sample security under the supervision of Reynaldo Rivera, Luismin Chief Geologist and member of AUSIMM, and Randy V.J. Smallwood, P.Eng., Director, Project Development for Wheaton River Minerals Ltd. Procedures reviewed and approved by Andrew Ross, P.Geo., of Snowden Mineral Industry Consultants. All are Qualified Persons as per NI 43-101.

•	Mineral resources do not have demonstrated economic viability.

The metallurgical testing program is nearly complete, and heap pad geotechnical investigations have been completed. The Los Filos Feasibility Study is expected to be completed by March 31, 2005, incorporating the revised resource model. Permitting and community discussions are well under way, with a surface rights agreement signed with the local community that covers all surface areas of the project. Wheaton anticipates production from Los Filos early in 2006.

WHEATON RIVER MINERALS LTD           9

Corporate

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2004	2003	2004	2003
General and administrative expenses	$(1,526)	$(980)	$(5,448)	$(3,131)
Interest and finance fees	(1,037)	(930)	(2,565)	(1,026)
Gain on sale of marketable securities	1,316	1,231	1,415	2,005
Corporate transaction costs	(1,427)	—	(4,238)	—
Share purchase option expense	(344)	—	(1,429)	(293)
Amortization	(884)	(378)	(1,563)	(421)
Other	(2,072)	746	(2,969)	1,831

Loss before income taxes	(5,974)	(311)	(16,797)	(1,035)
Income tax recovery	—	215	980	611

Corporate net loss	$(5,974)	$(96)	$(15,817)	$(424)

Increased corporate activity resulted in higher general and administrative expenses during 2004 in comparison with 2003.

Interest and finance fees relate primarily to the June 2003 bank debt financing to acquire an additional 12.5% interest in Alumbrera. This debt was fully repaid during the quarter out of cash on hand.

Corporate transaction costs for the third quarter mainly represent costs incurred to successfully reject the unsolicited bid by Coeur which concluded September 28, 2004 when they announced they had failed to garner enough support to pursue their bid. Also included are additional costs incurred for the previously proposed business combination with IAMGold. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold.

Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted is estimated using the Black-Scholes method and are recorded in operations over their vesting periods. In 2003, stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant, whereas for stock options granted to employees and directors, no expense was recorded. The amended recommendations have been applied retroactively from January 1, 2002 in the financial statements, without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended September 30, 2004 amounted to $344,000 (nine months ended September 30, 2004 - $1,429,000). Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

	Three Months	Nine Months
	Ended	Ended
(in thousands, except per share amounts)	Sep 30, 2003	Sep 30, 2003
Net earnings	$14,689	$29,841
Additional compensation expense of employees	(124)	(9,181)

Pro forma net earnings	$14,565	$20,660

Pro forma basic and diluted earnings per share	$0.03	$0.05

10          WHEATON RIVER MINERALS LTD

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 – 4%) and expected lives of three years (2003 – three years).

Amortization expense was higher for the quarter as compared with 2003 as it includes amortization of debt issue costs on the recent $300 million acquisition facility entered into in August 2004. Other expenses include the amortization against sales of the cost of gold put options, which were required to be purchased under the Company’s June 2003 debt financing.

No significant cash taxes were paid during 2004.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands, except per ounce amounts)	2004	2003	2004	2003
Cost of sales per financial statements	$37,970	$28,446	$111,773	$53,292
Alumbrera equity adjustment (Note 1)	—	—	—	(1,769)
Treatment and refining charges	7,053	6,158	21,956	6,362
Non-cash adjustments	(1,198)	(318)	(2,665)	—
By-product copper sales	(51,275)	(23,427)	(149,182)	(26,381)
Royalties	1,929	1,480	4,723	1,905

	$(5,521)	$12,339	$(13,395)	$33,409

Divided by gold equivalent ounces sold	149,700	126,100	454,900	294,100
Total cash costs per ounce	$(37)	$98	$(29)	$114

(1)	Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis. The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004 the Company had cash and cash equivalents of $90.0 million (December 31, 2003 - $151.9 million) and working capital of $115.4 million (December 31, 2003 - $147.5 million).

In the opinion of management, the working capital at September 30, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $984.1 million at September 30, 2004 from $891.0 million at December 31, 2003. Contributing to the growth was the January 9, 2004 acquisition of the Amapari gold project located in northern Brazil for $25 million in cash, 33.0 million Wheaton River common shares and 21.5 million Wheaton River Series “B” common share purchase warrants. Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $114.6 million, including $1.1 million of acquisition costs.

During the quarter, the Company generated operating cash flows of $46,242,000, compared with $31,453,000 during the same period of 2003. For the nine months to September 30, 2004, operating cash flows were $147,031,000, compared with $62,195,000 in 2003.

During 2003, the Company entered into a $75 million bank loan facility which consisted of a $50 million term loan bearing interest at LIBOR plus 2.75% and a $25 million revolving working capital facility bearing interest at LIBOR plus 3%. During June 2004, the Company amended the facility such that the full $75 million is a revolving working capital facility. The amended facility bears interest

WHEATON RIVER MINERALS LTD          11

at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no set repayment terms, and matures in June 2007. The balance of this facility at September 30, 2004 was $nil (December 31, 2003 - $45,000,000).

During August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions. The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006. Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to prepay amounts outstanding under the facility. Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets. Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility. Related debt issue costs during the quarter of $6,733,000 have been deferred and, to September 30, 2004, $561,000 has been amortized to earnings.

During the quarter, Wheaton repaid long-term debt of $65,463,000. As a result, total long-term debt at September 30, 2004 was $nil, compared with $122,423,000 at December 31, 2003.

During the three months ended September 30, 2004, the Company disposed of marketable securities for a gain of $1,316,000 and invested a total of $21,945,000 in property, plant and equipment, including $6,325,000 at the Luismin operations, $2,948,000 at Peak, $4,016,000 at Alumbrera and $8,651,000 at Amapari.

As of November 9, 2004, there were 570,289,000 common shares of the Company issued and outstanding. In addition, the Company had 22,499,000 stock options outstanding under its share option plan and 176,359,000 share purchase warrants outstanding.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. In 2003, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008. At September 30, 2004, the Company held put options to sell 569,000 ounces of gold and the fair value of these options was $585,000. During 2003, the Company also entered into a gold-indexed interest rate swap transaction which has a fair value at September 30, 2004 of minus $1,435,000.

Commitments

Commitments exist for capital expenditures in 2004 and 2005 of $18,641,000 and $3,378,000 respectively.

Long-term debt

The Company repaid all long-term debt during the quarter.

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. During the third quarter of 2004, Endeavour was paid consulting and financial advisory fees of $1,234,000 (2003 - $30,000), primarily related to services provided in securing the Company’s $300 million acquisition facility. A further fee of $1,125,000 is payable to Endeavour upon the first draw down under this facility.

12          WHEATON RIVER MINERALS LTD

OUTLOOK

The Company has planned capital expenditures for the remainder of 2004 of approximately $33 million. Of these, approximately $16 million will be incurred at Amapari, $5 million at Peak, $2 million at Alumbrera, and $10 million at the Luismin operations (of which $3 million relates to Los Filos and $7 million to San Dimas and San Martin).

On October 15, 2004, Wheaton and Chap Mercantile Inc. (“Silver Wheaton”) announced the closing of the previously disclosed Silver Wheaton transaction. Pursuant to the transaction, Silver Wheaton agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$46 million in cash and 540 million Silver Wheaton common shares plus a payment of $3.90 per ounce of delivered refined silver, subject to adjustment. As a result, effective October 15, 2004, Wheaton owned approximately 75% of the shares of Silver Wheaton and will consolidate Silver Wheaton’s financial statements from that date.

In 2004, Wheaton expects to produce approximately 600,000 gold equivalent ounces at a cash cost of less than $50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a total cash cost of less than $100 per ounce.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD          13

Consolidated Statements of Operations

(US dollars and shares in thousands, except per share amounts - Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2004	2003	2004	2003
Sales		$103,251	$63,142	$305,723	$109,213

Cost of sales		37,970	28,446	111,773	53,292
Royalties		1,929	1,480	4,723	1,905
Depreciation and depletion		12,503	11,414	36,546	16,967
Reclamation		258	117	767	351

		52,660	41,457	153,809	72,515

Earnings from mining operations		50,591	21,685	151,914	36,698

Expenses and other income
General and administrative		2,458	1,917	8,867	6,208
Interest and finance fees		920	1,712	4,859	2,119
Exploration		740	496	2,164	1,399
Amortization		884	463	2,703	605
Corporate transaction costs	4	1,427	—	4,238	—
Other (income) expense	5	(977)	(3,887)	893	(5,800)

		5,452	701	23,724	4,531

Earnings before the following		45,139	20,984	128,190	32,167
Equity in earnings of Minera Alumbrera Ltd		—	—	—	7,324

Earnings before income taxes		45,139	20,984	128,190	39,491
Income tax expense		13,762	6,295	42,022	9,650

Net earnings		$31,377	$14,689	$86,168	$29,841

Earnings per share
Basic		$0.06	$0.03	$0.15	$0.08

Diluted		$0.05	$0.03	$0.13	$0.08

Weighted-average number of shares outstanding
Basic		568,647	450,656	567,535	376,155
Diluted		644,277	502,448	649,062	396,500

The accompanying notes form an integral part of these consolidated financial statements

14          WHEATON RIVER MINERALS LTD

Consolidated Balance Sheets

(US dollars and shares in thousands — Unaudited)

		September 30	December 31
	Note	2004	2003
Assets
Current
Cash and cash equivalents		$90,004	$151,878
Appropriated cash		—	8,840
Marketable securities	6	1,529	1,142
Accounts receivable		46,954	31,824
Product inventory and stockpiled ore	7	17,155	16,726
Supplies inventory		10,144	10,083
Other		5,350	4,287

		171,136	224,780
Property, plant and equipment	8	728,589	583,911
Stockpiled ore	7	58,707	60,736
Future income taxes		4,230	7,211
Other	9	21,466	14,367

		$984,128	$891,005

Liabilities
Current
Accounts payable and accrued liabilities		$28,996	$31,402
Income taxes payable		22,993	1,062
Current portion of long-term debt	10	—	41,000
Other		3,738	3,832

		55,727	77,296
Long-term debt	10	—	81,423
Future income taxes		163,614	145,730
Provision for reclamation and closure		18,204	19,604
Future employee benefits and other		11,067	10,834

		248,612	334,887

Shareholders’ Equity
Share purchase options		16,754	877
Contributed surplus		704	600
Share purchase warrants		16,660	—
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 570,220 (December 31, 2003 - 533,697)		582,527	505,090
Retained earnings		118,871	49,551

		735,516	556,118

		$984,128	$891,005

Commitments (Note 13)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD          15

Consolidated Statements of Shareholders’ Equity
Nine Months Ended September 30, 2004 and Year Ended December 31, 2003
(US dollars, shares and warrants in thousands - Unaudited)

					Share		Retained
	Common Shares		Share Purchase Warrants		Purchase	Contributed	Earnings
	Shares	Amount	Warrants	Amount	Options	Surplus	(Deficit)	Total
At January 1, 2003	190,400	$115,152	64,550	$—	$410	$600	$(8,108)	$108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants issued	—	—	100,360	—	—	—	—	—
Warrants exercised	9,602	5,192	(9,602)	—	—	—	—	5,192
Shares issued	327,074	402,266	—	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of stock options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	505,090	155,308	—	877	600	49,551	556,118
Cumulative effect of change in accounting policy (Note 2 (a))	—	1,883	—	—	14,861	104	(16,848)	—
Share options exercised	3,127	3,252	—	—	(413)	—	—	2,839
Warrants exercised	396	563	(396)	—	—	—	—	563
Shares and warrants issued on acquisition of Amapari (Note 3)	33,000	71,885	21,516	16,660	—	—	—	88,545
Share issue costs, net of tax	—	(146)	—	—	—	—	—	(146)
Fair value of stock options issued	—	—	—	—	1,429	—	—	1,429
Net earnings	—	—	—	—	—	—	86,168	86,168

At September 30, 2004	570,220	$582,527	176,428	$16,660	$16,754	$704	$118,871	$735,516

Shareholders’ Equity (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

16          WHEATON RIVER MINERALS LTD

Consolidated Statements of Cash Flows

(US dollars in thousands - Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2004	2003	2004	2003
Operating Activities
Net earnings		$31,377	$14,689	$86,168	$29,841
Reclamation expenditures		(1,196)	(758)	(2,161)	(1,205)
Cash distribution from Minera Alumbrera Ltd		—	—	—	12,610
Items not affecting cash:
Depreciation, depletion and amortization		13,387	11,877	39,249	17,572
Provision for reclamation		258	(2,368)	767	(2,134)
Gain on sale of marketable securities		(1,316)	(1,231)	(1,415)	(2,005)
Future income taxes		(7,547)	6,210	19,675	9,343
Future employee benefits		1,199	(218)	758	(338)
Share purchase option expense		344	—	1,429	293
Equity in earnings of Minera Alumbrera Ltd		—	—	—	(7,324)
Other		1,332	(1,564)	677	(1,514)
Change in non-cash working capital	12	8,404	4,816	1,884	7,056

Cash generated by operating activities		46,242	31,453	147,031	62,195

Financing Activities
Long-term debt		—	—	—	75,000
Repayment of long-term debt		(65,463)	(25,000)	(137,623)	(25,000)
Debt issue costs		(6,754)	(378)	(7,826)	(4,046)
Common shares issued		1,974	73,193	3,402	296,666
Common share issue costs		—	(4,514)	(146)	(20,448)
Deferred gold put options		—	—	—	(5,786)

Cash (applied to) generated by financing activities		(70,243)	43,301	(142,193)	316,386

Investing Activities
Property, plant and equipment		(21,945)	(7,401)	(50,190)	(18,394)
Proceeds on sale of marketable securities		33,035	5,297	33,194	7,130
Purchases of marketable securities		(282)	(3,515)	(31,551)	(3,515)
Appropriated cash		—	—	8,840	—
Acquisition of Mineração Pedra Branco do Amapari Ltda, net of cash acquired	3	—	—	(25,785)	—
Acquisition of Minera Alumbrera Ltd, net of cash acquired		—	—	—	(224,356)
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired		—	(18)	—	(34,187)
Other		(285)	3,780	(1,220)	(158)

Cash generated by (applied to) investing activities		10,523	(1,857)	(66,712)	(273,480)

(Decrease) increase in cash and cash equivalents		(13,478)	72,897	(61,874)	105,101
Cash and cash equivalents, beginning of period		103,482	55,140	151,878	22,936

Cash and cash equivalents, end of period		$90,004	$128,037	$90,004	$128,037

Supplemental cash flow information (Note 12)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD          17

Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2004
(US dollars - Unaudited)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd (“Wheaton” or the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia, project development activities in Mexico and Brazil, and ongoing exploration activities in Mexico, Brazil and Australia. The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 3).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

(a)	Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended September 30, 2004 amounted to $344,000 (nine months ended September 30, 2004 - $1,429,000). Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30	September 30
(in thousands, except per share amounts)	2003	2003
Net earnings	$14,689	$29,841
Additional compensation expense of employees	(124)	(9,181)

Pro forma net earnings	$14,565	$20,660

Pro forma basic and diluted earnings per share	$0.03	$0.05

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 –4%) and expected lives of three years (2003 – three years).

18          WHEATON RIVER MINERALS LTD

(b)	Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For derivative contracts that have been designated as effective hedges and where the documentation standards as described by Accounting Guideline 13, “Hedging Relationships” (“AcG-13”) have been met, gains or losses are recognized in sales when the hedged production is sold. For derivative contracts that have not been designated as hedges or do not meet the documentation standards under AcG-13, gains or losses arising from the changes in their fair value subsequent to January 1, 2004 are recorded in operations.

(c)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at September 30, 2004 are listed below:

				Operations and
		Ownership		Development Projects
Subsidiary	Location	Interest	Status	Owned
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin
				and Nukay mines and Los
				Filos gold development
				project
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine
Mineração Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari gold development
				project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately	Alumbrera mine
			consolidated

(d)	Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition, the Company now has joint control over Alumbrera and therefore has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onward.

(e)	Comparative amounts

Certain comparative amounts have been reclassified to conform to presentation adopted in 2004.

WHEATON RIVER MINERALS LTD          19

3.	ACQUISITION OF AMAPARI GOLD DEVELOPMENT PROJECT

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs. Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method. The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104

$114,649

Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt acquired	(15,200)

$114,649

Project debt of $15,200,000 due to Anglogold Brazil Ltda, assumed in connection with the acquisition, was repaid in June 2004 out of cash on hand.

4.	CORPORATE TRANSACTION COSTS

On March 30, 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had unanimously agreed to combine the companies, subject to shareholder approvals and certain other conditions. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement to combine with IAMGold. As a result, the Company has written off $3,307,000 of related costs.

During May 2004, Coeur d’Alene Mines Corporation (“Coeur”) launched an unsolicited takeover bid for Wheaton and on September 28, 2004, Coeur announced they had failed to garner enough support to pursue their bid. Costs incurred to successfully reject this bid amounted to $931,000.

5.	OTHER INCOME (EXPENSE)

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2004	2003	2004	2003
Interest income	$653	$81	$1,865	$802
Gain on sale of marketable securities	1,316	1,231	1,415	2,005
Foreign exchange (loss) gain	(426)	2,304	(2,171)	3,499
Share purchase option expense	(344)	—	(1,429)	(293)
Other	(222)	271	(573)	(213)

	$977	$3,887	$(893)	$5,800

20          WHEATON RIVER MINERALS LTD

6.	MARKETABLE SECURITIES

	September 30	December 31
(in thousands)	2004	2003
Marketable securities at market value	$4,937	$1,702

7.	PRODUCT INVENTORY AND STOCKPILED ORE

	September 30	December 31
(in thousands)	2004	2003
Stockpiled ore	$63,167	$62,174
Work in process	4,113	2,891
Finished goods	8,582	12,397

	75,862	77,462
Less: non-current stockpiled ore	58,707	60,736

	$17,155	$16,726

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

8.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2004			December 31, 2003
	Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties
Luismin mines, Mexico	$128,887	$(11,101)	$117,786	$120,736	$(6,070)	$114,666
Peak mine, Australia	32,017	(5,948)	26,069	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(6,361)	20,781	27,142	(2,091)	25,051

	188,046	(23,410)	164,636	173,550	(10,679)	162,871

Plant and equipment
Luismin mines, Mexico	48,074	(5,539)	42,535	42,519	(3,334)	39,185
Peak mine, Australia	19,717	(3,790)	15,927	17,726	(1,736)	15,990
Alumbrera mine, Argentina	252,137	(40,109)	212,028	246,559	(20,553)	226,006
Corporate, Canada	476	(305)	171	456	(261)	195

	320,404	(49,743)	270,661	307,260	(25,884)	281,376

Properties under development
Los Filos project, Mexico	98,419	—	98,419	93,691	—	93,691
El Limón project, Mexico	42,161	—	42,161	42,161	—	42,161
Other projects, Mexico	4,819	—	4,819	3,667	—	3,667
Amapari project, Brazil	147,893	—	147,893	145	—	145

	293,292	—	293,292	139,664	—	139,664

	$801,742	$(73,153)	$728,589	$620,474	$(36,563)	$583,911

Sale of Metates property

Effective February 25, 2004, the Company sold its 50% interest in the Metates property in Mexico to American Gold Capital Corporation (“American Gold”), a company listed on the TSX Venture Exchange. The Company received 5,000,000 shares of American Gold as consideration, 3,750,000 of which remain in escrow to be released over the period to February 2007. The Company did not record a gain at the time of the disposition; however, gains on the sale of the shares will be recorded in income when the shares are sold. The Company sold 500,000 shares during the period for a gain of $358,000.

WHEATON RIVER MINERALS LTD          21

9.	OTHER NON-CURRENT ASSETS

		September 30	December 31
	Note	2004	2003
(in thousands)
Deferred gold put options	10 (ii)	$4,701	$5,786
Deferred debt issue costs	10 (i, ii)	9,803	3,497
Other		6,962	5,084

		$21,466	$14,367

10.	LONG-TERM DEBT

	September 30	December 31
	2004	2003
(in thousands)
Corporate debt
Acquisition facility (i)	$—	$—
Revolving working capital facility (ii)	—	—
Term loan (ii)	—	45,000

Total bank indebtedness	—	45,000
Promissory note (iii)	—	19,443

	—	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share) (iv)	—	57,980

	—	122,423
Less: current portion	—	41,000

	$—	$81,423

(i)	During August 2004, the Company entered into a $300 million acquisition facility which is available to finance up to three separate acquisitions. The facility is available until November 24, 2005, and amounts drawn down are required to be refinanced or repaid by February 24, 2006. Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to prepay amounts outstanding under the facility. Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets. Amounts drawn down under the facility will bear interest at LIBOR plus 2.25% per annum, increasing to LIBOR plus 4.5% per annum over the term of the facility.

Debt issue costs of $6,733,000 have been deferred and are amortized to earnings over the term of the debt facility. An amount of $561,000 has been amortized to September 30, 2004. A further $1,125,000 of debt issue costs will be payable upon the first draw down under this facility.

22          WHEATON RIVER MINERALS LTD

(ii)	During 2003 the Company entered into a $75,000,000 loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%. During June 2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility. The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no net repayment terms, and matures in June 2007. During September 2004, the Company repaid the outstanding amount out of cash on hand.

Under the terms of the loan agreement, during 2003 the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008. The cost of $5,786,000 was deferred and is amortized against sales as the options expire or are exercised. An amount of $1,085,000 has been amortized to September 30, 2004 (December 31, 2003 - $nil). The fair value of the 569,000 ounces of unexpired put options at September 30, 2004 was $585,000. During 2003, the Company entered into a gold-indexed interest rate swap transaction which had a fair value at September 30, 2004, of minus $1,435,000. The facility is secured by corporate guarantees of Luismin and Amapari.

Debt issue costs of $5,334,000 have been deferred and are amortized to earnings over the term of the debt. An amount of $1,704,000 has been amortized to September 30, 2004 (December 31, 2003 - $745,000).

(iii)	The promissory note was due to Rio Algom, and had a maturity date of May 30, 2005. During September 2004, the Company repaid the outstanding amount out of cash on hand.

(iv)	The Alumbrera project debt was incurred in 1997 to finance the construction and operation of the Alumbrera Mine. During May 2004 Alumbrera repaid the outstanding debt out of cash on hand.

(v)	The Company has an Aus$5,000,000 ($3,573,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at September 30, 2004. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

11.	SHAREHOLDERS’ EQUITY In January 2004, the Company issued 33 million common shares and 21.5 million Series “B” warrants as partial consideration for the acquisition of Amapari (Note 3).

(a)	Warrants

		Weighted Average
	Warrants	Exercise Price
	Outstanding	(Cdn$)
At January 1, 2003	64,549,997	$1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76

At December 31, 2003	155,308,119	2.05
Issued in connection with acquisition of Amapari (Note 3)	21,516,000	3.10
Exercised	(396,061)	1.89

At September 30, 2004	176,428,058	2.18

     The following table summarizes information about the warrants outstanding at September 30, 2004:

		Warrants	Exercise Price
Description	Expiry Date	Outstanding	(Cdn$)
Common share purchase warrants	May 30, 2007	54,784,647	$1.65
Series “A” share purchase warrants	May 30, 2007	57,344,837	1.65
Series “B” share purchase warrants	August 25, 2008	64,298,574	3.10

		176,428,058

WHEATON RIVER MINERALS LTD          23

(b)	Share purchase options

		Weighted Average
	Options	Exercise Price
	Outstanding	(Cdn$)
At January 1, 2003	8,258,890	$0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24

At December 31, 2003	24,470,863	2.03
Granted	1,155,000	3.77
Exercised	(3,127,034)	1.19

At September 30, 2004	22,498,829	2.24

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2004	2003	2004	2003
Change in non-cash working capital
Accounts receivable	$(12,090)	$10,639	$(15,078)	$11,932
Product inventory and stockpiled ore	(617)	(7,046)	1,600	(9,944)
Supplies inventory	(192)	172	(61)	(729)
Accounts payable and accrued liabilities	1,015	(873)	(2,554)	5,591
Income taxes payable	21,309	(60)	21,931	47
Other	(1,021)	1,984	(3,954)	159

	$8,404	$4,816	$1,884	$7,056

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
(in thousands)
Non-cash financing and investing activities
Shares and share purchase warrants issued on acquisition of Amapari (Note 3)	$—	$—	$88,545	$—
Promissory note issued (Note 10 (iii))	—	—	—	25,000
Additional consideration for Luismin operations	—	22,367	—	22,367
Marketable securities received on sale of property, plant and equipment	—	1,127	31	1,277
Operating activities included the following cash payments
Interest paid	$1,142	$491	$5,054	$522
Income taxes paid	305	90	1,928	302

13.	COMMITMENTS

Commitments exist for capital expenditures of $18,641,000 in 2004 and $3,378,000 in 2005.

24          WHEATON RIVER MINERALS LTD

14.	SEGMENTED INFORMATION

The Company’s reportable operating and geographical segments are summarized in the table below.

	Three Months Ended September 30, 2004
(in thousands)	Mexio	Australia	Argentina	Brazil	Corporate	Total
Sales	$24,406	$14,610	$65,049	$—	$(814)	$103,251

Cost of sales	9,997	6,265	21,708	—	—	37,970
Depreciation and depletion	2,337	2,201	7,965	—	—	12,503
Other	58	506	1,623	—	—	2,187

Earnings from mining operations	12,014	5,638	33,753	—	(814)	50,591
General and administrative	(932)	—	—	—	(1,526)	(2,458)
Interest and finance fees	(19)	(83)	219	—	(1,037)	(920)
Other income (expenses)	54	(20)	308	181	(2,597)	(2,074)

Earnings (loss) before income taxex	$11,117	$5,535	$34,280	$181	$(5,974)	$45,139

Capital asset expenditures	$6,325	$2,948	$4,016	$8,651	$5	$21,945

	Three Months Ended September 30, 2003
(in thousands)	Mexio	Australia	Argentina	Brazil	Corporate	Total
Sales	$17,152	$14,639	$31,351	$—	$—	$63,142

Cost of sales	8,154	8,909	11,383	—	—	28,446
Depreciation and depletion	1,616	2,461	7,337	—	—	11,414
Other	66	436	1,095	—	—	1,597

Earnings from minini operations	7,316	2,833	11,536	—	—	21,685
General and administrative	(937)	—	—	—	(980)	(1,917)
Interest and finance fees	86	(12)	(856)	—	(930)	(1,712)
Other (expenses) income	(370)	(363)	2,062	$—	1,599	2,928

Earnings (loss) before income taxes	$6,095	$2,458	$12,742	$—	$(311)	$20,984

Capital asset expenditures	$5,075	$1,281	$1,041	$—	$4	$7,401

	Nine Months Ended September 30, 2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Total
Sales	$70,830	$44,054	$193,514	$—	$(2,675)	$305,723

Cost of sales	29,742	21,664	60,367	—	—	111,773
Depreciation and depletion	7,236	5,484	23,826	—	—	36,546
Other	176	1,531	3,783	—	—	5,490

Earnings from mining operations	33,676	15,375	105,538	—	(2,675)	151,914
General and administrative	(3,419)	—	—	—	(5,448)	(8,867)
Interest and finance fees	(49)	(85)	(2,160)	—	(2,565)	(4,859)
Other (expenses) income	(1,571)	(1,862)	(852)	396	(6,109)	(9,998)

Earnings (loss) before income taxes	$28,637	$13,428	$102,526	$396	$(16,797)	$128,190

Capital asset expenditures	$19,756	$8,032	$6,369	$15,995	$38	$50,190

Total assets	$345,541	$58,909	$365,501	$160,141	$54,036	$984,128

WHEATON RIVER MINERALS LTD          25

		Nine Months Ended September 30, 2003
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Total
Sales	$47,908	$25,719	$35,586	$—	$—	$109,213

Cost of sales	24,114	16,157	13,021	—	—	53,292
Depreciation and depletion	4,496	4,115	8,356	—	—	16,967
Other	200	863	1,193	—	—	2,256

Earnings from mining operations	19,098	4,584	13,016	—	—	36,698
General and administrative	(3,077)	—	—	—	(3,131)	(6,208)
Interest and finance fees	(39)	(43)	(1,011)	—	(1,026)	(2,119)
Other (expenses) income	(945)	(401)	2,020	—	3,122	3,796
Equity in earnings of Alumbrera	—	—	7,324	—	—	7,324

Earnings (loss) before income taxes	$15,037	$4,140	$21,349	$—	$(1,035)	$39,491

Capital asset expenditures	$11,639	$5,700	$1,041	$—	$14	$18,394

Total assets (December 31, 2003)	$315,271	$51,429	$422,701	$—	$101,604	$891,005

15.	SUBSEQUENT EVENT

On October 15, 2004, Wheaton and Chap Mercantile Inc. (“Silver Wheaton”) announced the closing of the previously disclosed Silver Wheaton transaction. Pursuant to the transaction, Silver Wheaton agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of Cdn$46 million in cash and 540 million Silver Wheaton common shares plus a payment of $3.90 per ounce of delivered refined silver, subject to adjustment.

As a result, effective October 15, 2004, Wheaton owned approximately 75% of the shares of Silver Wheaton and will consolidate Silver Wheaton’s financial statements from that date.

26          WHEATON RIVER MINERALS LTD

CANADA – HEAD OFFICE
Wheaton River Minerals Ltd
Waterfront Centre
Suite 1560 - 200 Burrard Street
Vancouver, BC V6C 3L6
Telephone: (604) 696-3000
Fax: (604) 696-3001
Website: www.wheatonriver.com

MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF
Telephone: 52 (55) 9138-4000
Fax: 52 (55) 5280-7636

AUSTRALIA OFFICE
Wheaton Minerals Asia Pacific Pty Ltd
Suite 1002, Level 10
Gold Fields House
1 Alfred Street
Sydney, NSW 2000
Telephone: 61 (2) 9252-1220
Fax: 61 (2) 9252-1221

BRAZIL OFFICE
Mineração Pedra Branco do Amapari Ltda
Praia Do Flamengo 154 — 4th Floor
Rio de Janiero RJ 22210-030
Telephone: 55 (21) 2122-0500
Fax: 55 (21) 2122-0560

DIRECTORS
Lawrence Bell
Douglas Holtby
Eduardo Luna
Ian McDonald
Antonio Madero
Ian Telfer

OFFICERS
Ian Telfer
Chairman and Chief Executive Officer
Russell Barwick
Executive Vice-President, Operations

Peter Barnes
Executive Vice-President & Chief Financial Officer
Eduardo Luna
President, Luismin SA de CV

INVESTOR RELATIONS
Julia Hasiwar
Director, Investor Relations
Toll free: (800) 567-6223
Email: ir@wheatonriver.com

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WRM
American Stock Exchange: WHT

TRANSFER AGENT
CIBC Mellon Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States:
(800) 387-0825
Outside of Canada and the United States:
(416) 643-5500
Email: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC